Exhibit 12.1

LIFEPOINT HEALTH, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in Millions)

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	Years Ended December 31,
	2017	2016	2015	2014	2013
EARNINGS
Income before income taxes	$159.8	$204.8	$302.5	$203.0	$211.9
Fixed charges, exclusive of capitalized interest	172.1	172.5	132.5	138.7	110.6
TOTAL EARNINGS	$331.9	$377.3	$435.0	$341.7	$322.5
FIXED CHARGES
Interest charged to expense (a)	148.8	149.3	114.8	123.5	98.4
Interest portion of rental expense	23.3	23.2	17.7	15.2	12.2
Fixed charges, exclusive of capitalized interest	172.1	172.5	132.5	138.7	110.6
Capitalized interest	8.2	5.1	2.2	1.0	1.4
TOTAL FIXED CHARGES	$180.3	$177.6	$134.7	$139.7	$112.0
RATIO OF EARNINGS TO FIXED CHARGES	1.84	2.12	3.23	2.45	2.88

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(a)  – Excluding interest income.